1. Name and Address of Reporting Person
   Cosinuke, Robert
   800 Boylston Street
   Boston, MA 02199
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   01/10/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Digitas Inc. (DTAS)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President of Global Capabilities
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                37041                  D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  01/07/1999 01/07/2009 Common Stock            865719    $1.65      D
buy)
Stock Options (Right to  12/06/2002 12/06/2011 Common Stock            25000     $3.1       D
buy) <F1>
Stock Options (Right to  12/06/2001 12/06/2011 Common Stock            10472     $3.1       D
buy)
Stock Options (Right to  12/06/2002 12/06/2011 Common Stock            65000     $3.1       D
buy) <F2>
Stock Options (Right to  03/01/2001 03/01/2011 Common Stock            69814     $4.9375    D
buy)
Stock Options (Right to  03/05/2002 01/07/2012 Common Stock            29506     $5.52      D
buy)
Stock Options (Right to  01/02/2002 01/07/2011 Common Stock            100000    $5.625     D
buy) <F3>

Explanation of Responses:

<F1>
50% of these options vest on December 6, 2002; the remaining 50% vest on December 6, 2003.
<F2>
25% of these options vest on December 6, 2002, and 6.25% vest quarterly thereafter.
<F3>
25% of these options vest on January 1, 2002, and 6.25% vest quarterly thereafter.

SIGNATURE OF REPORTING PERSON
/s/ Robert Cosinuke

DATE
01/13/2003